Exhibit 99.1

Visionary Education Technology Holdings Group Inc.

Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency

Toronto, Canada, June 15, 2023, (PRNEWSWIRE) -- Visionary Education Technology Holdings Group Inc. (the "Company") (NASDAQ: VEDU), a private education provider headquartered in Canada, with market partners in China, today announced that the Company has received a written notification (the “Notification Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”) on June 14, 2023, notifying the Company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rules for continued listing on the Nasdaq.

Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement shall be determined to exist if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company's common shares for the 30 consecutive business days from May 1, 2023 to June 13, 2023, the Company no longer meets the minimum bid price requirement.

The Notification Letter is only a notification of deficiency, not of imminent delisting, and has no current effect on the listing or trading of the Company's securities on the Nasdaq Capital Market. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until December 11, 2023, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company's common shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by December 11, 2023, the Company may be eligible for additional time to regain compliance or may face delisting.

The Company's business operations are not affected by the receipt of the Notification Letter. The Company intends to monitor the closing bid price of its common shares and may, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse share split of its outstanding common shares, to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules.

About Visionary Education Technology Holdings Group Inc.

Visionary Education Technology Holdings Group Inc., headquartered in Toronto, ON, Canada, is a private education provider that offers high-quality education and industrial resources to students worldwide. The Company aims to provide access to secondary, college, undergraduate and graduate and vocational education to students in Canada. Through technological innovations, that fulfill industrial standards, more people can learn, grow and succeed, to release their full career potential. As a fully integrated provider of educational programs and services in Canada, the Company has been serving, and will continue to serve, both Canadian and international students and contributing to the industry. For more information, visit the Company’s website at https://ir.visiongroupca.com/.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions ) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth, ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic; and other factors listed in the Company’s Annual Report on Form 20-F for the year ending March 31, 2022, as amended, and in other filings made by the Company with the Securities and Exchange Commission from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

For more information, please contact:

Visionary Education Technology Holdings Group Inc.

Investor Relations Department

Email: ir@farvision.ca